Exhibit 99.9

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022

Expressed in Thousands of Canadian Dollars unless otherwise noted

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The following management discussion and analysis (“MD&A”) may contain “forward-looking information” within the meaning of Canadian securities legislation (“forward-looking statements”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Certain forward-looking statements in this MD&A include, but are not limited to the following:

• the Company’s expansion plans; and

• its expectations regarding production capacity and production yields

The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. Such factors include but are not limited to the Company’s ability to obtain the necessary financing and the general impact of financial market conditions, the yield from marijuana growing operations, product demand, changes in prices of required commodities, competition, government regulations and other risks.

Readers are encouraged to read the Company’s public filings with Canadian securities regulators which can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com

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INTRODUCTION

The following MD&A of Red White & Bloom Brands Inc. (formerly Tidal Royalty Corp.) (the “Company” or “RWB”) should be read in conjunction with the Company’s condensed consolidated financial statements and notes thereto for the three and six months ended June 30, 2022 and for the year ended December 31, 2021, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

This document is intended to assist the reader in better understanding operations and key financial results as of the date of this MD&A. The consolidated financial statements and this MD&A have been approved by its Board of Directors. This MD&A is dated August 29, 2022.

All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

DESCRIPTION OF BUSINESS AND GOING CONCERN

Red White & Bloom Brands Inc. (formerly Tidal Royalty Corp.) (the “Company” or “RWB”) was incorporated on March 12, 1980, pursuant to the Business Corporations Act, British Columbia. The shares of the Company are traded on the Canadian Stock Exchange under the trading symbol “RWB” and on the OTCQX under the trading symbol “RWBYF”.

The Company’s head office and registered office is located at Suite 810 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2. On April 24, 2020, Tidal Royalty Corp. (“Tidal”) and a private Ontario company named MichiCann Medical Inc. (“MichiCann”) completed an amalgamation structured as a three-corned amalgamation whereby MichiCann was amalgamated with a newly incorporated subsidiary of Tidal, forming the Company.

Immediately prior to the amalgamation, Tidal completed a consolidation of the Tidal common shares on the basis of one post- consolidated Tidal share for every sixteen pre-consolidation Tidal common shares and changed its name from “Tidal Royalty Corp.” to “Red White & Bloom Brands Inc.”. Each MichiCann share was exchanged to one common share and one convertible series II preferred share of the Company. Due to the terms of the exchange ratio, the previous shareholders of MichiCann acquired a controlling interest in Tidal and as such, the amalgamation has been accounted for as a reverse takeover transaction with MichiCann being the resulting issuer for financial reporting purposes.

The amalgamation resulted in all the issued and outstanding shares of MichiCann being exchanged for one common share and one convertible series II preferred share of the Company. Holders of MichiCann common share purchase warrants and MichiCann stock options received one replacement warrant or stock option, as applicable, with each exercisable for units consisting of one common share and one convertible series II preferred share.

RWB Florida is licensed to operate medical marijuana dispensaries, a processing facility, and a cultivation facility in the state of Florida. RWB owns a property in Sanderson, Florida that includes over 15 acres of land and approximately 110,000 SF facility for cultivation and a 4,000 SF freestanding administrative office building. In addition, the Company owns an operational 45,000 square foot greenhouse situated on 4.7 acres of land in Apopka, Florida.  RWB Florida has 8 leased stores in prime locations throughout the state of which 3 are currently open and operating.

RWB Platinum Vape (“PV”) operations offer a full product line of premium cannabis products sold at over 700 retailers throughout Michigan, California and Oklahoma. PV product lines include a wide range of disposable and reusable vape cartridges as well as pods in a variety of strain-specific flavors and effects; cannabis-infused chocolates that are carefully crafted, palate driven creations; Gummy Coins based on traditional candy flavors; and Packaged Flower and Pre-rolls.

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On February 8, 2022, RWB received regulatory approvals and closed the acquisition of PharmCo. PharmaCo was granted a Step 1 prequalification by the Medical Marihuana Licensing Board of the State of Michigan in October 2018 and has been awarded multiple municipal approvals for grower permits (cultivation), manufacturing (including extraction and derivative manufacturing) and provisioning centers (dispensaries).

PharmaCo owns three indoor cultivation facilities with a cumulative 110,000 square feet and 10 acres of outdoor cultivation. They control 2 locations for processing and currently operate 8 provisioning centers (dispensaries).

The Company also owns 100% of RWB Michigan LLC, which is licensed in the State of Michigan for both adult use and medical marijuana. RWB Michigan commenced operations in a 15,000 square foot processing facility in Warren, Michigan in January of 2022.

GOING CONCERN

These condensed consolidated financial statements have been prepared under the assumption of a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As of June 30, 2022, the Company has accumulated losses of $144,317,944 since inception, and for the three ended June 30, 2022, the Company incurred a net loss of $14,873555 (June 30, 2021-$11,264,156) and for the six months ended June 30, 2022, the Company incurred a net loss of $28,009,341 (June 30, 2021- $69,046,232) and had a working capital deficiency of $158,137,863. As such, there is a material uncertainty related to these events and conditions that may cast significant doubt on the Company’s ability to continue as a going concern, and therefore, it may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company’s operations are mainly funded with debt and equity financing, which is dependent upon many external factors and may be difficult to raise additional funds when required. The Company may not have sufficient cash to fund the acquisition and development of assets and therefore will require additional funding, which if not raised, may result in the delay, postponement, or curtailment of some of its activities.

In assessing whether the going concern assumption was appropriate, Management has taken into account all relevant information available, but not limited to, for the twelve-month period following June 30, 2022. To address its financing requirements, the Company is considering several options including financing through debt and equity financing, asset sales, and rights offering to existing shareholders. The Company will also seek to improve its cash flows by prioritizing certain projects with a greater expected return and reducing operating costs by streamlining its operations and support functions. While the Company has been successful in obtaining financing to date, and believes it will be able to obtain sufficient funds in the future and ultimately achieve profitability and positive cash flows from operations, the Company’s ability to raise capital may be adversely impacted by: market conditions that may result in a lack of normally available financing in the cannabis industry; and increased competition across the industry, and overall negative investor sentiment in light of the ongoing COVID-19 pandemic. Accordingly, there can be no assurance that the Company will achieve profitability, or secure financing on terms favorable to the Company or at all.

If the going concern assumption were not appropriate for the condensed consolidated financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the statements of financial position classifications used. Such adjustments could be material.

RWB focuses its efforts on the United States cannabis industry. During the three and six months ended June 30, 2022, the Company had operations in the state of Michigan, California, Florida, and Oklahoma.

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NON-IFRS FINANCIAL MEASURES

Management uses certain non-IFRS measures to evaluate the performance of the Company’s business. Non-IFRS measures used by Management do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The company believes that certain investors and analysts use these measures to evaluate a company’s ability to service debt to meet other payment obligations or as a common measurement to value companies in the industry. Such metrics are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The Company calculates EBITDA as net income/loss less current income tax expense, finance expense and depreciation and amortization. The Company believes these definitions are suited to measure the Company’s ability to service debt and to meet other payment obligations.

Recent Developments

On June 15, 2022, RWB entered in an agreement with C3 Industries to license their Platinum Vape™(“PV”) brand in Missouri and Massachusetts.

On April 20, 2022, the Company closed on the sale of its Granville, Illinois greenhouse, associated real estate and certain greenhouse equipment to New Branches LLC of California, an arm’s length purchaser, for a total cash purchase price of $56.1 million (US$ 44.5 million). In connection with the closing, the company repaid its secured lender $51.7 million from the proceeds and certain other accrued liabilities totaling approximately $3.8 million. The repayment represented approximately 80% of the outstanding balance due to its secured lender and eliminates $6.2 million of annual interest expense for the company.

In addition, the company decided to pivot to an asset-light, brand rich, model in the State of Illinois and will no longer pursue its own THC license through its previously announced definitive agreement to acquire a cultivation license in Shelbyville, Ill. It is anticipated that all Illinois operations for the company shall be reduced to a sales and marketing initiative focusing on distribution of its Platinum Vape™ branded product portfolio going forward, which will provide the company with annualized operating cost reductions in excess of $13 million.

On March 31, 2022, RWB announced the debut of PV Live Resin in Michigan. Previously only available in California and Oklahoma, PV Live Resin will be made available in the nearly 400 Michigan dispensaries that carry Platinum products.

On February 8, 2022, RWB received all regulatory approvals and closed its acquisition of PharmaCo Inc. via RWB Michigan, LLC, the Company’s wholly owned subsidiary (“RWB Michigan”), in an all-stock transaction. The transaction was originally announced on July 27, 2020.

On January 18, 2022, the Company through its wholly owned subsidiary, RWB Michigan LLC, closed on a lease assignment for a 15,000 sq. ft. manufacturing/processing and distribution facility in Warren, Michigan and was issued both Medical and Adult Use (aka “recreational”) licenses to begin manufacturing medical and adult use cannabis products with all necessary equipment already installed and inspections completed.

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Selected Quarterly Financial Information

(CDN$ 000’s)

	June 30 2022	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021

Total revenue	$27,402	$28,046	$8,249	$8,714
Net income (loss)	(14,874)	(13,136)	(140,975)	732
Totals assets	475,198	529,680	445,202	538,457
Total liabilities	267,604	307,212	235,907	324,992

	June 30, 2021	Mar 31, 2021	Dec 31, 2020	Sept 30, 2020

Total revenue	$12,569	$11,431	$14,471	$4,669
Net income (loss)	(11,264)	(57,782)	(5,960)	3,836
Totals assets	525,627	405,167	439,133	328,985
Total liabilities	320,055	238,973	229,648	165,652

Results of operations

For the three and six months June 30, 2022, compared to the three and six months ended June 30, 2021.

$CDN 000’s, except per share amounts

	For the three months ended		For the six months ended
	June 30,		June 30,
	2022	2021	2022	2021
Total revenue	27,402	12,569	55,449	23,611
Gross profit	3,418	6,426	12,586	9,168
General and administration	6,641	2,461	11,338	4,823
Salaries and wages	4,666	2,163	8,974	3,774
Depreciation	1,392	4,454	2,873	10,622
Shared based compensation	-	4,618	273	7,439
Sales and marketing	489	1,193	1,036	1,166
Consulting fees	131	589	181	1,519
Other expenses	5,936	(2,648)	12,537	41,389
Net loss from continuing operations	(16,970)	(6,405)	(27,830)	(58,096)
Net comprehensive loss	(14,874)	(11,264)	28,009	(69,046)
Adj EBITDA	(7,139)	4,414	(5,400)	8,152
Net loss per share	(0.04)	(0.06)	(0.09)	(0.33)
Toal assets	475,198	446,868	475,198	446,868
Total liabilities	267,604	320,055	267,604	250,017

The Company recorded its operations in Illinois, Mid-American Growers, Inc, (“MAG”) as discontinued operations, accordingly the results of operations for the three and six months ended June 30, 2022 and 2021 exclude the operations from MAG.

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Revenue for the three and six months ended June 2022 increased significantly compared to the revenue for the same period in 2021. The Company incurred a comprehensive loss amounting to $14.9 million during the three months ended June 30, 2022 (2021- $11.3 million) and $28.0 million for the six months ended June 30, 2022 (2021 - $69.0 million). The Company is in the process of streamlining its operations to achieve profitability in the near future.

For the three months ended June 30, 2022, net comprehensive loss increased by $3.6 million and for the six months ended June 30, 2022 net comprehensive loss decrease by $41.0 million attributed to the net effect of the following:

•	Revenue increase for the three months ended June 30, 2022 by $14.8 million and for the six months ended June 30, 2022 by $31.8 million. The increase is related to Cannabis vape product sales generated by PV California, PV Michigan, the added sales from the closing of the PharmaCo transaction in February of 2022, and Cannabis product sales generated by RWB Florida. The increased sales volume was partially offset by lower pricing due to strong price competition and one time price discounting associated with the expansion of the company’s branded product lines.
•	For the three and six months ended June 30, 2022 cost of sales increased $20.8 million and 35.1 million, respectively. The increase cost of sales is attributed to the increased in sales, generated by PV California, RWB Florida and PharmaCo operations.
•	Included in gross profit is the fair value adjustment on biological assets. The three months ended June 30, 2022, gross profit decreased $3.4 million due to lower cost of sales being incurred during the same period in 2021 and higher cost of sales incurred during 2022. For the six months ended June 30, 2022, gross profit was $1.6 million lower than the same period in 2021 primarily due to higher cost of sales during 2022 partially offset by higher revenue.
•	During the three and six months ended June 30, 2022, gross margin percent, before taking into effect biological fair value impact, decline to 17.5% and 29.1%, respectively (Same periods in 2021 – gross margin percent was 91.8% and 82.3%, respectively). The decline is attributed to price compression in all markets and a one time price discounting associated with the expansion of the company’s branded products.
•	For the three and six months ended June 30, 2022, operating expenses decreased $2.2 million and $4.7 million respectively. The decrease is attributed to reduction of share based compensation and management’s continued focus to decrease operating costs while expanding its asset lite operating strategy partially offset by higher expenses associated with increased level of business activity.
•	For the three and six months ended June 30, 2022 general and administrative expenses increased $4.2 million and $6.5 million, respectively. The increase is primarily attributed to higher professional fees to support increase in legal and other professional work related to the transactions, capital management and corporate requirements, increase in insurance due to increased business activity and general increases due to increased business activity.
•	For the three and six months ended June 30, 2022, salaries and wages increased $2.5 million and $5.2 million, respectively. The increase was to support management in its effort to build infrastructure necessary for the Company’s growth. The Company added employees in Michigan as a result of the PharmaCo acquisition in 2022.
•	For the three and six months ended June 30, 2022, finance expense was $9.4 million and $1.7 million lower as the Company paid down a large portion of its debt during the first half of the year.

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Adjusted EBITDA

Adjusted EBITDA was calculated as set out below:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2022	2021	2022	2021
Net loss from continuing operations	(16,970)	(6,405)	(27,830)	(58,096)
Depreciation and amortization	1,392	4,454	2,873	10,622
Net income tax expense	1,133	3	3,205	1,511
Net finance expense	3,181	12,636	11,184	12,906
Fair value of biological assets	18	4,790	2,468	5,157
Realized fair value of amounts in inventory s	1,352	(426)	1,075	133
Loss on revaluation		(15,746)		27,458
share based compensation	-	4,618	273	7,439
Foreign exchange	2,755	490	1,352	1,022
	(7,139)	4,414	(5,400)	8,152

Adjusted EBITDA loss of $7.1 million was $11.6 million higher than the prior year due to the lower gross profit associated with expansion of the platinum vape business, startup of operations in Florida and SKU rationalization in Michigan combine with and higher general and administration costs.

OUTLOOK

Although the company intends to continue to operate in multiple states, making it what is commonly referred to in the cannabis industry as a Multi-State Operator or “MSO”, the Company continues to work on a number of strategies to re-focus its efforts on its house of premium brands and expand its brand presence in an asset light approach vs becoming vertically integrated in each state that it intends to see its brands sold. The company completed a number of transactions, as well as instituted a series of operational decisions, with an aim to strengthen its balance sheet and provide significant operational cost reductions for the balance of 2022;

These decisions included:

•	The sale, and subsequent closing in April 2022, of its Granville, Illinois property to New Branches, LLC, and repayment of over $51 million of secured debt and the elimination of another roughly $4 million of liabilities.

•	In keeping with its decision to pursue an asset-light model, and the significant delays experienced of its attempts to close on the previously announced acquisition in Shelbyville, Illinois of a THC license and facility, the company decided to no longer pursue its own THC license in the State of Illinois.

With the strategic pivot of Illinois complete, and due to a number of factors, RWB has decided to prioritize growth of its Platinum Vape (PV) branded product portfolio, as a result of the restructuring it undertook and new focus on its own brands.

The Platinum Vape brand is currently available in California, Oklahoma and Michigan and has been approved for the State of Florida where it will be launched in Q3 of 2022. In addition, the company has entered into licensing agreements that will see PV made available in the States of Massachusetts and Missouri in fiscal 2022.

The company has also begun extending the availability of the Platinum Vape branded product lines in each state it operates with an expanded focus on LIVE Resin, THC Gummies, and disposable vape products being made available in Michigan for the first time.

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The company continues to pursue expansion of its brands in other states along with extensions of its branded offerings to drive incremental revenue and margin.

Although current management has demonstrated its ability to raise funds in the past, with the current financial market conditions and global economic uncertainty, there can be no assurance the Company will be able to do so in the future. The financial results and discussion do not include the adjustments that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

ACQUISITION

During the six months ended June 30, 2022, the Company completed the following acquisition.

Acquisition of PharmaCo, Inc.

On February 7, 2022, the Company, through its wholly owned subsidiary, RWB Michigan, LLC, (RWB Michigan) completed the acquisition of all of the issued and outstanding common shares of PharmaCo, Inc. (the "PharmaCo Acquisition"). PharmaCo is licensed to operate both medical and adult use marijuana dispensaries and cultivation facilities in the state of Michigan. The PharmaCo Acquisition also includes eight fully operating dispensaries, two operational indoor cultivation facilities and over twenty owned properties for potential additional cultivation and dispensary locations in the state of Michigan.

The Company's consideration for the PharmaCo Acquisition was as follows:

1.	Each Series II Preferred Share shall be convertible, in accordance with the formula as set out in the terms in RWB’s articles, at any time or times before April 24, 2022;
2.	RWB converted $30 million of previously advanced loans to PharmaCo into Series II preferred shares in PharmaCo issued to RWB Michigan immediately prior to closing which upon issuance RWB Michigan will hold 100% of the ownership of PharmaCo.

The PharmaCo Acquisition was accounted for as a business combination in accordance with IFRS 3. The following table summarizes the fair value of consideration paid and the allocation of the purchase price to the assets acquired and liabilities assumed:

Consideration paid:
Fair value of Call/Put options	$146,774,493
37,000,0000 Share Units	38,480,000
Investment in Series II Preferred shares	38,001,000
$223,255,493
Net identifiable assets acquired:
Cash	$747,226
Accounts receivable	1,159,131
Inventory	5,110,274
Biological assets	579,004
Prepaid expenses	985,202
Other assets	12,092,756
Property, plant and equipment	47,184,451
Right-of-use assets	5,053,167
License	10,133,600
Current liabilities	(61,249,959)
Lease obligation	(5,264,804)
Goodwill	206,725,445
$223,255,493

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Revenue and net loss for the period ended June 30, 2022, of the acquiree after the acquisition date, as recorded in the condensed interim consolidated statements of loss and comprehensive loss from February 8, 2022 to June 30, 2022 amounted to $19,178,323 and $3,900,187, respectively. If this transaction had closed on January 1, 2022, the Company estimates it would have recorded revenue of $63,293,881 and a net loss of $28,486,474, resulting in an increase in revenue of $7,844,627 and an increase in net loss of $1,046,092 for the period ended June 30, 2022.

BIOLOGICAL ASSETS

The Company measures its biological assets at their fair value less costs to sell. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and for any additional costs to be incurred, such as post-harvest costs.

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

•	Selling price - calculated as the weighted average historical selling price for all strains of cannabis sold by the Company, which is expected to approximate future selling prices
•	Stage of growth - represents the weighted average number of weeks out of the 15 weeks growing cycle that biological assets have reached as of the measurement date
•	Yield by plant – represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant
•	Attrition – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested
•	Post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labor related to labelling and packaging

Sensitivity Analysis

Significant unobservable assumptions used in the valuation of biological assets, including the sensitivities on changes in these assumptions and their effect on the fair value of biological assets, are as follows:

	Weighted average assumption	10% Change of inputs
Selling Price	$5.94	$6.53
Yield by plant	156.57	172.23
Attrition	28.32%	31.15%
Post-harvest costs ($/gram)	$2.59	$2.84

As of June 30, 2022, the Company had biological assets of $2.8 million. As a plant matures the likelihood of wastage declines. As a result, attrition estimates were relatively low during the period. However, due to the onset of COVID-19, a restricted labor pool forced the Company to prioritize higher margin crops while leaving less profitable plants to die.

The Company’s biological assets consist of 25,803 plants as of June 30, 2022 (2021 – $nil). The continuity of biological assets is as follows:

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Carrying amount, June 30, 2021	$-

Acquired from Acreage acquisition	641,168
Capitalized cost	4,000,190
Fair value adjustment	3,972,360
Transferred to inventory upon harvest	(3,090,657)

Carrying amount, December 31, 2021	$5,523,061
Acquired from PharmaCo Acquisition	579,004
Capitalized cost	6,248,239
Fair value adjustment	2,083,516
Transferred to inventory upon harvest	(11,602,171)
Carrying amount, June 30, 2022	$2,831,649

The Company’s estimates, by their nature, are subject to changes that could result from volatility of market prices, unanticipated regulatory changes, harvest yields, loss of crops, changes in estimates and other uncontrollable factors that could significantly affect the future fair value of biological assets.

These estimates include the following assumptions:

(a)	Selling price - calculated as the weighted average historical selling price for all strains of cannabis sold by the Company, which is expected to approximate future selling prices
(b)	Stage of growth - represents the weighted average number of weeks out of the 15-week growing cycle that biological assets have reached as of the measurement date
(c)	Yield by plant – represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant
(d)	Attrition – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested
Post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labor related to labelling and packaging

DISCONTINUED OPERATIONS

During the year ended December 31, 2021, the Company entered into a letter of intent for the sale of the Granville Facility. Accordingly, the entire Granville CGU has been classified as discontinued operations given it is no longer part of the Company's ongoing business. Additional information with respect to the components of income (loss) and cash flows from discontinued operations are as follows:

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	For the three months ended		For the six months ended
	June 30,		June 30,
	2022	2021	2022	2021
Revenue	$25,270	$1,175,964	$164,537	$1,540,522
Cost of sales	113,196	2,801,687	254,442	4,091,486
Gross loss	(87,926)	(1,625,723)	(89,905)	(2,550,964)
General and administration	812,292	2,027,916	2,741,536	2,798,165
Salaries and wages	257,505	1,531,304	1,035,477	2,631,804
Depreciation and amortization	-	1,019,954	-	2,074,874
Sales and marketing	208	41,022	49,824	53,532
Loss before other expenses (income)	(1,157,931)	(6,245,919)	(3,916,742)	(10,109,339)
Other expense (income)
Finance expense	(129,272)	61,160	(154,197)	184,575
(Gain) loss on disposal of property, plant and equipment	(583,604)	-	(588,346)	(592)
Other expense (income)	230,768	(78,785)	(1,600,723)	(52,524)
Net loss from discontinued operations	(675,823)	(6,228,294)	(1,573,476)	(10,240,798)
Net loss per share, basic and diluted on discontinued operations	$(0.01)	$(0.03)	$(0.01)	$(0.05)
Weighted average number of outstanding common shares, basic and diluted	401,199,635	196,334,998	337,503,251	204,062,487
Cash Flows from Discontinued Operations

For the six months ended June 30,			2022	2021
Net cash used in operating activities			$3,505,576	$2,358,057
Net cash used in investing activities			-	27,653
Net cash used in (provided by) financing activities			$184,092	$108,924
Change in cash and cash equivalents			$(3,689,668)	$(2,276,786)

LIQUIDITY AND CAPITAL RESOURCES

The Company has a history of operating losses and of negative cash flow from operations. The Company will remain reliant on capital markets for future funding to meet its ongoing obligations.

The Company’s ability to continue operations is dependent on management’s ability to secure additional financing. Management is actively pursuing such additional sources of financing, and there can be no assurance it will be able to secure additional financing required for its operations. Accordingly, these factors indicate material uncertainties that may cause significant doubt as to the Company’s ability to continue as a going concern.

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As at June 30, 2022, the Company had working capital of negative $158 million (2021 – negative $90.6 million), consisting of cash in the amount of $2.9 million (2021 - $27.1 million), prepaid expenses and other assets of $3.9million (2021 - $2.7 million), accounts receivable of $5.1 million (2021 - $14.3 million), inventory of $15.7 million (2021 - $17.9 million), biological assets of $2.8million (2021 - $2.1), current portion of loans receivable of $0nill (2021 - $54.1 million), derivative asset of $1.5 million (2021 $nil), net accounts payable and accrued liabilities of $60.8 million (2021 - $28.3 million), convertible debenture of $29.0 million (2021 - $24.1 million), current loan payable of $61.9 million (2021 - $74.4 million), license liabilities of $8.1 million (2021 - $12.0 million), lease liabilities of $1.9 million (2021 - $0.7 million), credit facility of $17.5 million (2021 - $65.5 million) and Current income taxes of $11.0 million (2021 - $3.8 million).

The Company believes that the current capital resources are not sufficient to pay overhead expenses for the next twelve months and is currently seeking additional funding to fund its overhead expenses and its continuous search for other business opportunities. The Company will continue to monitor the current economic and financial market conditions and evaluate their impact on the Company’s liquidity and future prospects.

As of June 30, 2022, the shareholders’ equity of $207.6 million (2021 - $205.6 million) consisted of common shares of $315.4 million (2021 - $204.9 million), convertible series I preferred shares of $5.6 million (2021 - $5.6 million), convertible series II preferred shares of $nil million (2021 - $57.2 million), contributed surplus of $14.0 million (2021- $25.5 million), cumulative translation adjustment of $0.7million (2021 - $2.6 million), and an accumulated deficit of $144.4 million (2021 - $100.9 million) and a non-controlling interest of $16.2million (2021 - $15.8million).

COMMITMENTS AND CONTINGENCIES

A third-party consultant worked for the Company in 2017. On or about December 18, 2017, the Company had an oral discussion with the consultant regarding compensation of the services the consultant provided. On January 10, 2019, the Company amended the contract. Although the Company made full compensation to the consultant according to the amended contract, the consultant filed a statement of claim against the Company on April 26, 2021. The Company is in the process of finalizing the defense. The statement of claim is not clear as to the precise nature of the allegations against the Company or extent of the Company's alleged involvement. Accordingly, and given the very preliminary stage of the proceeding, it is not possible to estimate the likelihood of liability against the Company or, if there is any liability exposure.

On June 4th, 2020, RWB acquired certain rights granted from HT Retail Licensing, LLC (“Licensor”) to 1251881 BC Ltd, (“Licensee”), a wholly owned subsidiary of the Company. Under the agreement Licensor granted an exclusive, non-transferrable, non-assignable right and license to practice High Times Intellectual Property Rights (the “Rights”) related to the Commercialization of Cannabis Products and CBD Products in the Territory - Michigan, Florida and Illinois for Cannabis and in the general US for CBD. The Rights for the State of Florida were denied for use by the OMMU, and the Company did not receive a THC license in the State of Illinois. The first licensing period for Michigan was for a period of 18 months which was completed on December 20, 2021. RWB has recorded an accrual of licensing fees commencing on June 4, 2020, up until, and including, December 31, 2021. During the period, RWB received a Cease-and-Desist notice from Licensor in respect to the Rights and ceased to be engaged in the manufacturing, sale or licensing of the Rights. Accordingly, the company has impaired its Right of Use under the licensing agreement and has eliminated any license liabilities remaining after February 27th, 2022. In addition, the company has entered into negotiations with respect to the accrued existing outstanding liabilities to the Licensor and agreed to voluntary non-binding mediation between the Company and the Licensor. The Company has not reached a resolution with the Licensor, as there continues to be a dispute over the amount of licensing fees owned to the licensor and there can be no assurance that a resolution would be favorable to the Company. Notwithstanding the above, the Company’s position remains that there was a failure of the Licensor to perform under the licensing agreements between the parties.

13

In the normal course of business, the Company is involved in various legal proceedings, the outcomes of which cannot be determined at this time, and, accordingly, no provision has been recorded in these condensed consolidated financial statements. Management believes that the resolutions of these proceedings will not have a material unfavorable effect on the Company's condensed consolidated financial statements.

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, sanctions, restrictions on its operations, or losses of licenses and permits that could result in the Company ceasing operations in that specific state or local jurisdiction. While management believes that the Company is in compliance with applicable local and state regulations on March 31, 2022, cannabis and other regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

OUTSTANDING SHARE DATA

Authorized Share Capital

Unlimited number of common shares without par value.

Unlimited number of convertible series I preferred shares without par value, each share convertible into one common share by the holder, and non-voting.

Unlimited number of convertible series II preferred shares without par value, each share convertible into one common share by the holder. Upon conversion of series II preferred shares into common shares, preferred shareholders will receive equivalent number of common shares plus an additional 5% common shares for each twelve month period up to twenty-four months.

Common Shares

Transactions during the three months ended ne 30, 2022

On February 8, 2022, the Company issued 37,000,000 Share Units to acquire 100% of the issued and outstanding shares of PharmaCo, Inc.at a price of $1.02 per Unit for total consideration of $38,480,000. Each Unit consists of one common share and one convertible series II preferred share.

Transactions during 2021

During the year ended December 31, 2021, the Company issued the following common shares, net of share issuance costs, as a result of acquisition of Acreage, the Apopka asset acquisition, conversion of convertible series II preferred shares, debt settlement, exercise of stock options, exercise of RSUs, exercise of warrants and finance charges.

On April 28, 2021, the Company issued 5,950,971 common shares to acquire 100% of the issued and outstanding shares of Acreage Florida, Inc. at a price of $1.47 per share for total consideration of $8,747,927. Further details in relation to the acquisition are described in.

On August 4, 2021, the Company issued 1,010,656 common shares of the Company at a price of $1.04 per share for total consideration of $1,051,082 for the Apopka, Florida asset acquisition.

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During the year ended December 31, 2021, the Company issued an aggregate of 32,290,461 common shares for the conversion of 30,246,040 convertible series II preferred shares. As a result of this exercise, $11,596,682 was transferred from convertible series II preferred shares to common shares.

During the year ended December 31, 2021, the Company issued 7,022,312 common shares at a weighted average price of $0.46 per common share for an aggregate value of $3,259,469 for the settlement of $5,248,419 of debt. The Company recognized gain of $1,988,950 on this settlement.

During the year ended December 31, 2021, the Company issued 1,375,000 common shares and 1,200,000 convertible series II preferred shares as a result of an exercise of 1,375,000 stock options for gross proceeds of $705,000. The weighted average exercise price of all stock options exercises amounted to $0.41 per common share. As a result of these stock option exercises, an aggregate of $1,078,319 was transferred from contributed surplus to common shares and convertible series II preferred shares.

During the year ended December 31, 2021, the Company issued 3,529,145 common shares pursuant to the exercise of RSUs. The value of these common shares amounted to $3,186,970.

During the year ended December 31, 2021, the Company issued 16,180,195 common shares pursuant to the exercise of warrants for gross proceeds of $15,781,652. As a result of this exercise, contributed surplus in the amount of $4,471,735 was transferred to common shares.

During the year ended December 31, 2021, the Company issued 2,184,385 common shares at a weighted average price of $1.24 per share for an aggregate amount of $2,704,030 related to debt. This amount was recorded as contra liability on the consolidated statements of loss and comprehensive loss.

Convertible Series I Preferred Shares

On April 24, 2020, as a result of the reverse takeover transaction, the Company issued 3,181,250 convertible series I preferred shares to Tidal shareholders.

Convertible Series II Preferred Shares

During the six months period ended June 30, 2022, 129,985,275 convertible series II preferred shares were converted into common shares on 1:1 basis. The Company issued 9,139,864 additional common shares as dividend upon conversion of convertible series II preferred shares.

During the year ended December 31, 2021, the Company issued and converted the following convertible series II preferred shares, net of share issuance costs, as a result of acquisition of debenture repayment, exercise of stock options and conversion of convertible series II preferred share.

	Number of shares	Share capital
Debenture repayment	8,445,426	$11,407,946
Conversion to common shares	(30,246,040)	(11,596,682)
Exercise of stock options	1,200,000	879,325
Total	(20,600,614)	$1,067,711

During the year ended December 31, 2021, the Company issued 8,445,426 convertible series II preferred shares at a price of $1.35 per share, and 4,222,713 share purchase warrants with a fair value of $2,509,965 to settle a debenture with an outstanding amount of $9,376,585. As a result of this settlement, the Company recognized a loss in the amount of $4,541,326. $11,407,946 was recorded as convertible series II preferred shares while the remaining $2,509,965 was recorded in contributed surplus.

15

During the year ended December 31, 2021, the Company issued 1,200,000 convertible series II preferred shares pursuant to the exercise of stock options as in common shares.

During the year ended December 31, 2021, 30,246,040 convertible series II preferred share were converted to 32,290,461 common shares resulting in a transfer between convertible series II preferred shares and common shares in the amount of $11,596,68

Warrants

The following warrants were outstanding and exercisable at June 30, 2022:

Issue Date	Expiry Date	Price	Exercisable	Life
September 24, 2020	September 24, 2022	$1.00	18,763,979	0.23
September 24, 2020	September 24, 2022	0.75	406,826	0.23
January 14, 2021	January 14, 2023	1.00	25,000	0.54
January 29, 2021	January 29, 2023	1.00	3,745	0.58
February 4, 2021	February 4, 2023	1.20	1,000,000	0.60
February 9, 2021	February 9, 2023	1.00	199,194	0.61
February 11, 2021	February 11, 2023	1.00	871,732	0.62
March 11, 2021	March 11, 2023	1.00	487,014	0.69
May 12, 2021	May 12, 2023	1.15	4,222,713	0.86
Balance at June 30, 2022		$1.03	25,980,203	0.37

	Number of	Weighted average
	Warrants	Exercise Price
Balances, December 31, 2019	595,340	$1.00
Issued	41,037,711	1.07
Exercised	(5,587,215)	0.17
Cancelled	(694,836)	2.92
Balances, December 31, 2020	35,351,000	$0.99
Issued	6,816,887	1.12
Exercised	(16,187,684)	1.00
Balances, December 31, 2021 and June 30, 2022	25,980,203	$1.03

Warrant transactions and the number of warrants outstanding are summarized as follows:

During the year ended December 31, 2021, the Company issued an aggregate of 1,594,174 pursuant to exercise of broker warrants issued in a bought deal financing agreement. These warrants are exercisable at the price of $1.00 per unit for a period of 24 months.

On February 3, 2021, the Company issued 1,000,000 warrants in connection with the issuance of debt. The warrants vest immediately and are exercisable at the price of $1.20 per unit for a period of 24 months.

On May 12, 2021, the Company issued 4,222,713 warrants pursuant to the settlement of a debenture as disclosed previously. These warrants are exercisable at the price of $1.15 per unit for a period of 24 months. Fair value of these warrants was determined $2,509,965, and the Company recognized the amount as a loss on the settlement.

Options

Options transactions and the number of options outstanding are summarized are as follows:

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	Number of Options	Weighted average Exercise Price
Balances, December 31, 2019	7,417,500	$0.80
Granted	6,657,679	0.37
Assumed from RTO	1,799,110	0.64
Exercised	(2,050,000)	0.54
Cancelled	(775,000)	2.14
Balances, December 31, 2020	13,049,289	1.42
Granted	3,595,000	0.70
Exercised	(1,375,000)	0.51
Balances, December 31, 2021 and June 30, 2022	15,269,289	$1.26

Issue Date	Expiry Date	Price	Options	Life
October 1, 2018 -	October 1, 2023 -
December 21, 2021	December 21, 2026	$0.40 - $0.93	10,502,500	3.32
January 15, 2019 -	February 4, 2022 -
July 27, 2020	July 27, 2025	$1.00	2,550,179	1.62
June 22, 2018 -	June 22, 2023
July 6, 2021	July 6, 2025	$1.10 - $5.44	2,216,610	1.86
Balance at June 30, 2022		$1.26	15,269,289	2.82

On July 27, 2020, the Company adopted a rolling stock option plan (the “Option Plan”), under which the maximum number of common shares reserved for issuance under the Option Plan at any one time shall not exceed at any time 20% of the then issued and outstanding common shares.

Under the Option Plan, the Board of Directors may from time to time, in its discretion, grant stock options to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant. The minimum exercise price of an option granted under the Option Plan must not be less than the closing price of the common shares on the date preceding the option grant date.

The total number of options awarded to any one individual in any 12 month period shall not exceed 5% of the issued and outstanding common shares as at the grant date.

The total number of options awarded to any one Consultant in a 12 month period shall not exceed 2% of the issued and outstanding common shares as of the grant date. The total number of Options awarded in any 12 month period to employees performing investor relations activities for the Company shall not exceed 2% of the issued and outstanding common shares as of the grant date.

The options granted during the year ended December 31, 2021, had a fair value of $2,136,275 (2020 - $3,983,752) estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2021	2020
Risk-free interest rate	1.23%	0.45%
Stock Price	$0.76	$0.77
Expected term (in years)	5.00	5.00
Estimated dividend yield	N/A	N/A
Estimated volatility	88%	105.27%

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The risk-free interest rate is based on yields on Bank of Canada bonds that correspond with the term of the option contracts. Stock prices are taken from the closing market price on the option grant dates. Terms are stated on each option contract. There are no dividends on the underlying stock, hence dividends were not considered when running the Black-Scholes option pricing model. Volatility is estimated using the standard deviation of the Company's historical daily stock returns. The expected volatility of the Company's equity instruments was estimated based on the historical vesting method.

Restricted Share Units

The Company has a restricted share plan (the "RSU Plan") that allows the issuance of restricted share units (“RSU”) and deferred share units (“DSU”) Under the terms of the RSU Plan the Company may grant RSUs and DSUs to directors, officers, employees and consultants of the Company. Each RSU gives the participant the right to receive one common share of the Company. The Company may reserve up to a maximum of 20% of the issued and outstanding common shares at the time of grant pursuant to awards granted under the RSU Plan.

During the six months ended June 30, 2022, 910,000 RSUs were exercised. On January 8, 2022, the Company granted 525,000 RSUs to a consultant of the Company that vested immediately. The Company expensed $273,000 in relation to these RSUs as share-based compensation.

During the year ended December 31, 2021 and 2020, the Company had the following RSU issuances:

•	On January 27, 2021, the Company granted 354,645 RSUs to certain employees of the Company. These RSUs vested immediately and were valued at $1.17 per RSU;

•	On March 31, 2021, the Company granted 174,500 RSUs to certain employees of the Company. These RSUs vested immediately and were valued at $1.43 per RSU;

•	On April 1, 2021, the Company granted 500,000 RSUs to certain employees of the Company. These RSUs vested immediately and were valued at $1.43 per RSU;

•	On May 5, 2021, the Company granted 500,000 RSUs certain to employees of the Company. These RSUs vested immediately and were valued at $1.30 per RSU;

•	On August 13, 2021, the Company granted 750,000 RSUs to certain employees of the Company. These RSUs vested immediately and were valued at $0.94 per RSU;

•	On December 22, 2021, the Company granted 135,000 RSUs to certain employees of the Company. These RSUs vested immediately and were valued at $0.41 per RSU;

•	During the year ended December 31, 2021, 3,529,145 RSUs were exercised resulting in the issuance of 3,529,145 common shares of the Company; and

Total stock-based compensation as a result of the RSU grants during the year amounted to $2,745,255. As a result of these grants and exercises, $441,715 was transferred from contributed surplus to common shares during the year ended December 31, 2021.

RSUs transactions and the number of RSUs outstanding are summarized are as follows:

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Number of RSU
Balances, December 31, 2020	1,500,000
Granted	2,414,145
Exercised	(3,529,145)
Balances, December 31, 2021	385,000
Granted	525,000
Exercised	(910,000)
Balances, June 30, 2022	-

FINANCIAL INSTRUMENTS AND RISKS

Fair Value

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s condensed interim consolidated statements of financial position as of June 30, 2022 and December 31 2021, consisting of cash and cash equivalents, derivative assets, and derivative liabilities.

The fair values of other financial instruments, which include accounts receivable, accounts payable and accrued liabilities, loans receivable, loans payable, approximate their carrying values due to the relatively short-term maturity of these instruments.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that are subject to such risk include cash, accounts receivable and loans receivable. Accounts receivable balances are receivable from financial stable companies with good credit history. Included in the accounts receivables is a credit loss allowance in the amount of $1,805,695 as at June 30, 2022 (December 31, 2021 - $599,990). The Company limits its exposure to credit loss by placing its cash with reputable financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company is exposed to significant credit risk on its loans receivable. The carrying amount of financial assets represents the maximum credit exposure. The Company mitigates credit risk on loans receivable by monitoring the financial performance of borrowers.

Currency Risk

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As of June 30, 2022 and 2021, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

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Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Interest earned on cash is at nominal interest rates, and therefore the Company does not consider interest rate risk for cash to be significant.

As of June 30, 2022 and 2021, the interest rate on loans receivable, credit facilities, and convertible debentures are fixed based on the contracts in place. As such, the Company is exposed to interest rate risk to the extent as stated on these financial assets and liabilities.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.

As at June 30, 2022, the Company had a cash balance of $2,978,173 (December 31, 2021 - $818,753) available to apply against short-term business requirements and current liabilities of $196,470,000 (December 31, 2021 - $183,447,737). All of the liabilities presented as accounts payable and accrued liabilities are due within 120 days of June 30, 2022.

CREDIT FACILITY

On June 4, 2019, Bridging Finance Inc. (the “Lender”) entered into a credit agreement (the “Credit Agreement”) with the Company and PharmaCo Inc. (“PharmaCo”) (collectively, the “Borrowers”) pursuant to which the Lender established a non-revolving credit facility (the “Facility”) for the Borrowers in a maximum principal amount of $36,610,075 (the “Facility Limit”). The purpose of the Facility was so that the Borrowers can purchase certain real estate and business assets in the state of Michigan, to make additional permitted acquisitions and for general corporate and operating purposes.

The obligations under the Facility were due and payable on the earlier of: (a) the termination date (being January 4, 2020); and (b) the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Credit Agreement).

In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

(a)	Interest at the prime rate plus 10.55% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month; and
(b)	A work fee equal to $909,360 (the “Work Fee”) (paid by the Company).

The obligations under the Facility are secured by general security agreements on each Borrower, mortgages on certain owned real property of PharmaCo among other security obligations.

As the funds under the Facility (net of the Work Fee, commissions and other transaction expenses of the Lender) were advanced by the Lender directly to MichiCann, MichiCann in turn advanced the funds (net of MichiCann’s transaction expenses) to PharmaCo pursuant to a Promissory Note issued by PharmaCo to MichiCann in the principal amount of $30,648,547 (Note 13).

On January 10, 2020, the Facility was amended (the “Amended Facility”) pursuant to an amended and restated agreement between the Lender, MichiCann (as guarantor) and PharmaCo, RWB Illinois, Inc. (“RWB”) and MAG. The Amended Facility consisting of Non-revolving Facility A and Facility B. Non- revolving Facility A for USD$27,000,000 was used to pay the outstanding advances from the bridge financing of CAD$36,610,075. As a result, the old bridge financing facility balance was fully paid.

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The obligations under the Amended Facility are due and payable on the earlier of:

(a)  the termination date (being July 10, 2021 subject to the right of the Borrowers to extend the termination date by paying a 1% fee for two additional six-month periods for a total of 30 months); and

(b)  the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Amended Facility)

The Company exercised the right to extend the termination date on July 10, 2021, and January 10, 2022 became the revised maturity date. In January 2022, the Lender, through its receiver (PWC), agreed in principal to an amended maturity date subject to the completion of the sale of the MAG assets. The MAG assets were subsequently sold and closed on April 28, 2022, with approximately $51.7 million of the proceeds going towards repayment of the obligations to the Lender. The Company and the Lender have agreed to an extension to October 28, 2022, which definitive agreements are currently being finalized. Therefore, the outstanding balance at June 30, 2022 has been treated as a current liability.

In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

(a)	Interest at the prime rate plus 12% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month;
(b)	A work fee equal to $1,492,500 during the year ended December 31, 2020; and
(c)	A work fee equal to $1,332,075 during the year ended December 31, 2021.

The work fee of $1,492,500 was recognized as transaction cost and offset against the debt. $817,462 of the total work fee was expensed in the year ended December 31, 2020, and $657,037 of the work fee was expensed in the year ended December 31, 2021.

The total interest recorded during the year ended June 30, 2022, 2022 was $2,726,527 (2021 - $3,897,158). A continuity of the credit facility balance is as follows:

Balances, December 31, 2018 Original	$-
credit agreement	36,610,075
Balances, December 31, 2019	$36,610,075
Repaid on January 10, 2020	$(36,610,075)
Amended credit agreement	65,490,910
Work fee recognized contra liability	(1,966,043)
Work fee expensed	1,291,005
Balances, December 31, 2020	$64,815,872
Work fee recognized as contra liability	(654,909)
Work fee expensed	1,311,946
Balances, December 31, 2021	$65,472,909
Accrued interest	2,726,527
Work fee expensed	18,001
Repaid on April 14, 2022	(50,671,482)
Balances, June 30, 2022	$17,545,955

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LOAN PAYABLE

The Company’s loan payable balance as of June 30, 2022 was amounting to $94.5 million and the balance consists of the following:

Current
Private loan	$34,659,653
Acreage Acquisition	25,552,816
Excise tax loan	1,648,174
Total	$61,860,643
Non-current
Private loan	$40,518,509
Excise and cultivation tax	5,284,421
Total	$45,802,930

The following represents the Company’s future payments schedule as at June 30, 2022.

2022	$61,860,643
2023	45,802,930
Total	$107,663,573

SIGNIFICANT ACCOUNTING POLICIES

New accounting pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statements of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 37 - Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that "cost of fulfilling' a contract comprises the 'costs that relate directly to the contract'. Costs that relate directly to a contract can be either incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company's condensed consolidated financial statements.

The following outlines use of estimates and judgements in the preparation of these audited condensed consolidated financial statements, and significant accounting policies of the Company which have not been included in the Company’s condensed consolidated financial statements for the quarter ended March 31, 2022

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CRITICAL ACCOUNTING ESTIMATES

The preparation of condensed consolidated financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained and are subject to change. The Company’s accounting policies and estimates used in the preparation of the condensed consolidated financial statements are considered appropriate in the circumstances but are subject to judgments and uncertainties inherent in the financial reporting process. In preparing these MD&A, management has made significant assumptions regarding the circumstances and timing of the transactions contemplated therein, which could result in a material adjustment to the carrying amount of certain assets and liabilities if changes to the assumptions are made.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are consistent with those disclosed in the notes to the condensed consolidated financial statements for the quarter ended March 31, 2022.

RELATED PARTY TRANSACTIONS

Key management compensation

The following is a summary of related party transactions that occurred during the June 30, 2022, and 2021.

a)	Included in accounts payable and accrued liabilities is $395,473 (June 30, 2021 - $173,010) payable to officers and a director of the Company. Amounts due to related parties have no stated terms of interest and/or repayment and are unsecured.

Key management personnel include the directors and officers of the Company. Key management compensation consists of the following:

	June 30 2022	June 30, 2021
Consulting fees paid or accrued to a company controlled by the director of the Company	$227,299	$135,510
Salary paid to management of the company	89,364	37,500
Share-based compensation	-	128,840
	$316,663	$301,840

There were no post-employment benefits, termination benefits or other long-term benefits paid to key management personnel for the quarter ended June 30, 2022, and 2021.

OFF-BALANCE SHEET ARRANGEMENTS

The Company did not enter into any off-balance sheet arrangements during period ending June 30, 2022.

OUTSTANDING SHARES DATA AS OF REPORT DATE:

Issued and outstanding common shares	437,895,490
Series I preferred shares	3,181,250
Warrants outstanding	25,980,203
Stock options outstanding	15,269,289

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MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the condensed consolidated financial statements, is the responsibility of Management. In the preparation of these statements’ estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying condensed consolidated financial statements.

Risks Factors

The effects of Covid-19 may adversely impact the Company’s financial performance

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. The impact on the Company is not currently determinable but management continues to monitor the situation.

We may require additional financing to fund its operations.

Operating revenue may not be adequate, and it may be likely we will operate at a loss until we are able to generate enough revenue to realize positive cash flow. We may require additional financing to fund our businesses or business expansion. Our ability to arrange such financing in the future will depend in part upon prevailing capital market conditions, as well as our business success. There can be no assurance that we will be successful in our efforts to arrange additional financing on terms satisfactory to us, or at all. If additional financing is raised by the issuance of common shares from treasury, control of the Company may change, and shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, we may not be able to operate our businesses at their maximum potential, to expand, to take advantage of other opportunities, or otherwise remain in business.

We may issue a substantial number of our common shares without investor approval to raise additional financing and we may consolidate the current outstanding common shares.

Any such issuance or consolidation of our securities in the future could reduce an investor’s ownership percentage and voting rights in us and further dilute the value of the investor’s investment.

The market price of our common shares may experience significant volatility.

Factors such as announcements of quarterly variations in operating results, revenues, costs, changes in financial estimates or other material comments by securities analysts relating to us, our competitors or the industry in general, announcements by other companies in the industry relating to their operations, strategic initiatives, financial condition or performance or relating to the industry in general, announcements of acquisitions or consolidations involving our portfolio companies, competitors or among the industry in general, as well as market conditions in the cannabis industry, such as regulatory developments, may have a significant impact on the market price of our common shares. Global stock markets and the Canadian Securities Exchange (“CSE”) have, from time to time, experienced extreme price, and volume fluctuations, which have often been unrelated to the operations of particular companies. Share prices for many companies in our sector have experienced wide fluctuations that have been often unrelated to the operations of the companies themselves. In addition, there can be no assurance that an active trading or liquid market will be sustained for our common shares.

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We do not anticipate that any dividends will be paid on our common shares in the foreseeable future.

We anticipate that we will reinvest any future earnings in the development and growth of our business. Therefore, investors will not receive any funds unless they sell their common shares, and shareholders may not be able to sell their shares on favorable terms or at all.

The Company has a limited operating history with respect to financings in the U.S. cannabis sector, which can make it difficult for investors to evaluate the Company’s operations and prospects and may increase the risks associated with investment in the Company.

The Company has a history of negative cash flow and losses that is not expected to change in the short term. Financings may not begin generating cash flow to the Company for several years following any financing.

The Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and experience than the Company.

Currently, the U.S. cannabis industry generally is comprised of individuals and small to medium-sized entities. However, the risk remains that large conglomerates and companies who also recognize the potential for financial success through investment in this industry could strategically purchase or assume control of certain aspects of the industry. In doing so, these larger competitors could establish price setting and cost controls which would effectively “price out” many of the individuals and small to medium-sized entities who currently make up the bulk of the participants in the varied businesses operating within and in support of the medical and adult-use marijuana industry. While the trend in connection with most state laws and regulations may deter this type of takeover, this industry remains quite nascent, and therefore faces many unknown future developments, which is a risk.

Because of the early stage of the industry in which the Company will operate, the Company expects to face additional competition from new entrants. The Company may not have sufficient resources to remain competitive, which could materially and adversely affect the business, financial condition, and results of operations of the Company.

Company indebtedness could have a number of adverse impacts on the Company, including reducing the availability of cash flows to fund working capital and capital expenses.

Any indebtedness of the Company could have significant consequences on the Company, including: increase the Company’s vulnerability to general adverse economic and industry conditions; require the Company to dedicate a substantial portion of its cash flow from operations to making interest and principal payments on its indebtedness, reducing the availability of the Company’s cash flow to fund capital expenditures, working capital and other general corporate purposes; limit the Company’s flexibility in planning for, or reacting to, changes in the business and the industry in which it operates; place the Company at a competitive disadvantage compared to its competitors that have greater financial resources; and limit the Company’s ability to complete fundamental corporate changes or transactions or to declare or pay dividends.

The Company’s revenues and expenses may be negatively impacted by fluctuations in currency.

The Company’s revenues and expenses are expected to be primarily denominated in U.S. dollars, and therefore may be exposed to significant currency exchange fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may have a material adverse effect on the Company’s business, financial condition and operating results. The Company may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements. However, even if the Company develops a hedging program, there can be no assurance that it will effectively mitigate currency risks.

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While certain U.S. states have enacted medical and/or adult-use cannabis legislation, cannabis continues to be illegal under U.S. federal law, which may subject us to regulatory or legal enforcement, litigation, increased costs and reputational harm.

More than half of the U.S. states have enacted legislation to regulate the sale and use of cannabis on either a medical or adult-use level. However, notwithstanding the permissive regulatory environment of cannabis at the state level, cannabis continues to be categorized as a controlled substance under the U.S. Controlled Substances Act of 1970 (“CSA”), and as such, activities within the cannabis industry are illegal under U.S. federal law. It is also illegal to aid or abet such activities or to conspire to attempt to engage in such activities. Financing businesses in the cannabis industry may be deemed aiding and abetting an illegal activity under federal law. If such an action were brought, we may be forced to cease operations and our investors could lose their entire investment. Such an action would have a material negative effect on our business and operations.

Management may not be able to predict all new emerging risks or how such risks may impact actual results of the Company in the highly regulated, highly competitive and rapidly evolving U.S. cannabis industry.

As a result of the conflicting views between state legislatures and the federal government regarding cannabis, financings with cannabis related businesses in the U.S. are subject to a higher degree of uncertainty and risk. Such risks are difficult to predict. For instance, it is presently unclear whether the U.S. federal government intends to enforce federal laws relating to cannabis where the conduct at issue is legal under applicable state law. Further, there can be no assurance that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions.

Unless and until the U.S. federal government amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendment there can be no assurance), there can be no assurance that it will not seek to prosecute cases involving cannabis businesses that are otherwise compliant with state law. Such potential proceedings could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens; or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. Such proceedings could have a material adverse effect on the Company’s business, revenues, operating results and financial condition as well as the Company’s reputation, even if such proceedings were concluded successfully in favor of the Company. The regulatory uncertainties make identifying the new risks applicable to the Company and its business and the assessment of the impact of those risks on the Company and its business extremely difficult.

The U.S. cannabis industry is subject to extensive controls and regulations, which impose significant costs on the Company and its subsidiaries and may affect the financial condition of market participants, including the Company.

Participants in the U.S. cannabis industry will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or restrictions of operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the participant and, thereby, on the Company’s prospective returns.

It is also important to note that local and city ordinances may strictly limit and/or restrict the distribution of cannabis in a manner that will make it extremely difficult or impossible to transact business in the cannabis industry. If the U.S. federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing state laws are repealed or curtailed, then the Company’s business would be materially and adversely affected.

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Changes to or the imposition of new government regulations, including those relating to taxes and other government levies, may affect the marketability of cannabis products. Such changes in government levies (including taxes), which are beyond the control of the Company, and which cannot be predicted, could reduce the Company’s earnings, and could make future financing uneconomic.

The Company may become subject to litigation which could have a significant impact on the Company’s profitability.

The cannabis industry is subject to numerous legal challenges and could become subject to new, unexpected legal challenges. The Company, or one or more of the Company’s portfolio companies, may become subject to a variety of claims and lawsuits, such as U.S. federal actions against any individual or entity engaged in the marijuana industry. There can be no assurances the federal government of the United States or other jurisdictions will not seek to enforce the applicable laws against the Company. The consequences of such enforcement would be materially averse to the Company and the Company’s business and could result in the forfeiture or seizure of all or substantially all of the Company’s assets. Litigation and other claims are subject to inherent uncertainties and management’s view of these matters may change in the future. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business. A material adverse impact on our financial statements also could occur for the period in which the effect of an unfavorable final outcome becomes probable and reasonably estimable.

As the possession and use of cannabis is illegal under the CSA, we may be deemed to be aiding and abetting illegal activities, and as such may be subject to enforcement actions which could materially and adversely affect our business.

The possession, use, cultivation, or transfer of cannabis remains illegal under the CSA. As a result, law enforcement authorities regulating the illegal use of cannabis may seek to bring an action or actions against us, including, but not limited to, a claim of aiding and abetting another’s criminal activities. The federal aiding and abetting statute provide that anyone who “commits an offense against the United States or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal.” 18 U.S.C. §2(a). Such an action would have a material adverse impact on our business and operations.

Losing access to traditional banking and the application of anti-money laundering rules and regulations to our business could have a significant effect on our ability to operate our business.

The Company is subject to a variety of laws and regulations in Canada and the U.S. that involve money laundering, financial recordkeeping and proceeds of crime, including the U.S. Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S. and Canada. Further, under U.S. federal law, banks or other financial institutions that provide a cannabis business with a chequing account, debit or credit card, small business loan, or any other service could be found guilty of money laundering, aiding and abetting, or conspiracy.

Overall, since the production and possession of cannabis is illegal under U.S. federal law, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. As the Company operates in the U.S. legal cannabis industry, the Company may find that it is unable to open bank accounts with certain Canadian financial institutions, which in turn may make it difficult to operate the Company’s business. Furthermore, the Company’s U.S. subsidiaries may be unable to open bank accounts with U.S. financial institutions, which may also make it difficult to operate the Company’s business.

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Proceeds from the Company’s operations could be considered proceeds of crime which may restrict the Company’s ability to pay dividends or effect other distributions to its shareholders.

The Company’s future operations may be considered proceeds of crime due to the fact that cannabis remains illegal federally in the U.S. This may restrict the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends on its Shares in the foreseeable future, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

The Company has historically relied entirely on access to both public and private capital in order to support its continuing operations, and the Company expects to continue to rely almost exclusively on the capital markets to finance its business in the U.S. legal cannabis industry.

Although such business carries a higher degree of risk, and despite the legal standing of cannabis businesses pursuant to U.S. federal laws, Canadian based issuers involved in the U.S. legal cannabis industry have been successful in raising substantial amounts of private and public financing. However, there is no assurance the Company will be successful, in whole or in part, in raising funds in the future, particularly if the U.S. federal authorities change their position toward enforcing the CSA. Further, access to funding from U.S. residents may be limited due to their unwillingness to be associated with activities which violate U.S. federal laws.

The Company’s involvement in the U.S. cannabis industry may become the subject of heightened scrutiny by regulators, stock exchanges, clearing agencies and other authorities in Canada, which could lead to the imposition of certain restrictions on the Company’s ability to operate in the U.S.

It has been reported in Canada that the Canadian Depository for Securities Limited is considering a policy shift that would see its subsidiary, CDS Clearing and Depository Services Inc. (“CDS”), refuse to settle trades for cannabis issuers that have investments in the U.S. CDS is Canada’s central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets. The TMX Group, the owner and operator of CDS, subsequently issued a statement on August 17, 2017, reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S., despite media reports to the contrary, and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of the Company’s Shares to make and settle trades. In particular, the Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to affect a trade of the Shares through the facilities of the Exchange.

On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS ban on the clearing of securities of issuers with cannabis related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future.

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For the reasons set forth above, the Company’s future financings in the U.S. may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to invest in the U.S. or any other jurisdiction, in addition to those described herein.

The Company’s proposed business operations will indirectly be affected by a variety of laws, regulations and guidelines which could increase compliance costs substantially or require the alteration of business plans.

The Company’s business operations will be affected by laws and regulations relating to the manufacture, management, transportation, storage and disposal of cannabis, as well as laws and regulations relating to consumable products health and safety, the conduct of operations and the protection of the environment. These laws are broad in scope and subject to evolving interpretations, which could require participants to incur substantial costs associated with compliance or alter certain aspects of its business plans. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of the Company’s business plans and result in a material adverse effect on certain aspects of its planned operations.

As consumer perceptions regarding legality, morality, consumption, safety, efficacy and quality of cannabis evolve, the Company may face unfavourable publicity or consumer perception.

The legal cannabis industry in the U.S. is at an early stage of its development. Cannabis has been, and will continue to be, a controlled substance for the foreseeable future. Consumer perceptions regarding legality, morality, consumption, safety, efficacy and quality of cannabis are mixed and evolving. Consumer perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for cannabis and on the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding cannabis in general or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Public opinion and support for medical and adult-use cannabis use has traditionally been inconsistent and varies from jurisdiction to jurisdiction. While public opinion and support appears to be rising for legalizing medical and adult-use cannabis, it remains a controversial issue subject to differing opinions surrounding the level of legalization (for example, medical marijuana as opposed to legalization in general). The Company’s ability to gain and increase market acceptance of products may require substantial expenditures on investor relations, strategic relationships and marketing initiatives. There can be no assurance that such initiatives will be successful and their failure may have an adverse effect on the Company.

Cannabis use may increase the risk of serious adverse side effects which could subject the Company or its subsidiaries to product liability claims, regulatory action and litigation.

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The Company faces the risk of product liability claims, regulatory action and litigation if its products or services are alleged to have caused loss or injury. The Company and its subsidiaries may become subject to product liability claims due to allegations that their products caused or contributed to injury or illness, failed to include adequate instructions for use or failed to include adequate warnings concerning possible side effects or interactions with other substances. This risk is exacerbated by the fact that cannabis use may increase the risk of developing schizophrenia and other psychoses, may exacerbate the symptoms for individuals with bipolar disorder, may increase the risk for the development of depressive disorders, may impair learning, memory and attention capabilities, and result in other side effects. In addition, previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could also occur. There can be no assurance that the Company and its subsidiaries will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could result in the Company and its subsidiaries becoming subject to significant liabilities that are uninsured and could adversely affect their commercial arrangements with third parties. Such as product liability claims or regulatory action against the Company and its subsidiaries could result in increased costs, could adversely affect the Company’s financing and reputation, and could have a material adverse effect on the results of operations and financial condition of the Company.

If our portfolio companies do not comply with applicable packaging, labeling and advertising restrictions on the sale of cannabis in the adult-use market, we could face increased costs, our reputation could be negatively affected and there could be a material adverse effect on our results of operations and financial condition.

Products distributed by the Company or its subsidiaries into the adult-use market may be required to comply with legislative requirements relating to product formats, product packaging, and marketing activities around such products, among others. As such, the brands and products of our Company and subsidiaries will need to be specifically adapted, and their marketing activities carefully structured, and the brands in an effective and compliant manner. If our Company and subsidiaries are unable to effectively market the cannabis products and compete for market share, or if the costs relating to compliance with government legislation increase beyond what can be absorbed in the price of products, our earnings could be adversely affected which could make future financing uneconomic.

The Company products may become subject to product recalls, which could negatively impact our results of operations.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products are recalled due to an alleged product defect or for any other reason, such recall may disrupt certain aspects of the Company’s business plans and result in a material adverse effect on certain aspects of its planned operations. In addition, a product recall significant attention by our senior management. If the products were subject to recall, the image of that brand and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the products and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of our operations by the U.S. FDA, Health Canada or other regulatory agencies, requiring further senior management attention and potential legal fees and other expenses.

There can be no assurance that the Company will be profitable.

There are always risks associated with any business transaction, particularly one that involves a largely cash based operation, operating in a new and growing field, with conflicting federal and state laws. There is no assurance that the Company will be profitable.

As the cannabis industry is nascent, expectations regarding the development of the market may not be accurate and may change.

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Due to the early stage of the legal cannabis industry, forecasts regarding the size of the industry and the sales of products are inherently subject to significant unreliability. A failure in the demand for products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management.

While employment agreements or management agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such people. Any loss of the services of such individuals could have a material adverse effect on the Company’s business, operating results or financial condition.

The Company’s participation in the cannabis industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by various federal, state, or local governmental authorities.

Litigation, complaints, and enforcement actions the Company could consume considerable amounts of financial and other corporate resources, which could have an adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

The Company is a British Columbia corporation governed by the Business Corporations Act (British Columbia) and, as such, our corporate structure, the rights and obligations of shareholders and our corporate bodies may be different from those of the home countries of international investors.

Non-Canadian residents may find it more difficult and costlier to exercise shareholder rights. International investors may also find it costly and difficult to effect service of process and enforce their civil liabilities against us or some of our directors, controlling persons and officers.

The cultivation, extraction and processing of cannabis and derivative products is dependent on a number of key inputs and their related costs including raw materials, electricity, water and other local utilities.

Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of an operator. Some of these inputs may only be available from a single supplier or a limited group of suppliers.

If a sole source supplier was to go out of business, the Company might be unable to find a replacement for such source in a timely manner or at all. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Company.

The success of the Company may depend, in part, on its ability to maintain and enhance trade secret protection over its various existing and potential proprietary techniques and processes, or trademark and branding developed by it.

The Company may be vulnerable to competitors who develop competing technology, whether independently or as a result of acquiring access to the proprietary products and trade secrets of the Company. In addition, effective future patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries and may be unenforceable under the laws of certain jurisdictions

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CONTROLS AND PROCEDURES

The Chief Executive Officer ("CEO") and Chief Financial Officer (“CFO”) are responsible for designing internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s condensed consolidated financial statements for external purposes in accordance with IFRS. The design of the Company’s internal control over financial reporting was assessed as of the date of this MD&A.

Based on this assessment, it was determined that certain weaknesses existed in internal controls over financial reporting. As indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring, which exists. The officers will continue to monitor very closely all financial activities of the Company and increase the level of supervision in key areas. It is important to note that this issue would also require the Company to hire additional staff in order to provide greater segregation of duties. Since the increased costs of such hiring could threaten the Company’s financial viability, management has chosen to disclose the potential risk in its filings and proceed with increased staffing only when the budgets and workload will enable the action. The Company has attempted to mitigate these weaknesses, through a combination of extensive and detailed review by the CEO of the financial reports.

COVID 19

The outbreak of the novel strain of coronavirus, specifically identified as “COVID- 19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including the closure of non-essential businesses. Government measures did not materially disrupt the Company’s operations during the year ended December 31, 2021. The production and sale of cannabis has been recognized as an essential service across the U.S and the Company has not experienced production delays or prolonged retail closures as a result.

The duration and further impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. Management has been closely monitoring the impact of COVID-19. The Company has implemented various measures to reduce the spread of the virus, including implementing social distancing at its cultivation facilities, manufacturing facilities and dispensaries, enhancing cleaning protocols and encouraging employees to practice preventive measures recommended by governments and health officials.

Due to the uncertainty surrounding COVID-19, it is not possible to predict the ongoing impact that COVID-19 will have on the business and financial position. In addition, the estimates in the Company’s audited condensed consolidated financial statements will possibly change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in impairment of long-lived assets including intangibles.

OTHER INFORMATION

Additional information about the Company is available on SEDAR at www.sedar.com.

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